KTD, LLC DBA HOMESHAKE

Financial Statements

December 31, 2023

**Independent Accountant's
Compilation Report**

KTD, LLC DBA HOMESHAKE
FINANCIAL STATEMENTS
DECEMBER 31, 2023

TABLE OF CONTENTS

Independent Accountant's Compilation Report

To the Members
KTD, LLC dba Homeshake

Management is responsible for the accompanying financial statements of KTD, LLC dba Homeshake (a limited liability company), which comprise the balance sheet as of December 31, 2023, and the related statement of operations and changes in members' equity for the year then ended in accordance with accounting principles generally accepted in the United States of America. We have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. We do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.

Management has elected to omit substantially all of the disclosures and the statement of cash flows required by accounting principles generally accepted in the United States of America. If the omitted disclosures and the statement of cash flows were included in the financial statements, they might influence the user's conclusions about the company's financial position, results of operations, and cash flows. Accordingly, the financial statements are not designed for those who are not informed about such matters.



Cassady Schiller & Associates, Inc.

Cincinnati, Ohio
April 26, 2024

4555 Lake Forest Drive, Suite 400 Cincinnati, OH 45242
(513) 483-6699 | cassadyschiller.com

PrimeGlobal | An Association of Independent Accounting Firms

KTD, LLC DBA HOMESHAKE
BALANCE SHEET
DECEMBER 31, 2023

ASSETS		
Current assets:		
Cash and cash equivalents	$	415,015
Restricted cash - escrow		10,559
Accounts receivable		5,567
Prepaid expenses		7,751
Total current assets		438,892
Capitalized software		661,629
Less accumulated amortization		(542,128)
Net capitalized software		119,501
Other assets:		
Deposits		1,906
Right-of-use asset, net		42,820
Total other assets		44,726
Total assets	$	603,119
LIABILITIES AND MEMBERS' EQUITY		
Current liabilities:		
Accounts payable	$	5,868
Accrued expenses		2,455
Operating lease liability, due within one year		21,510
Escrowed amounts payable		10,449
Total current liabilities		40,282
Long-term liabilities:		
Operating lease liability, due after one year		22,889
Total liabilities		63,171
Members' equity:		
Members' contributions		1,600,000
SAFE agreements, net		2,523,708
Accumulated losses		(3,583,760)
Total members' equity		539,948
Total liabilities and members' equity	$	603,119

KTD, LLC DBA HOMESHAKE
STATEMENT OF OPERATIONS AND CHANGES IN MEMBERS' DEFICIT
YEAR ENDED DECEMBER 31, 2023

Closing fees	$	139,989
Advertising income		8,879
Total revenue		148,868
Operating expenses:		
Salaries and other payroll expenses		523,701
Accounting and management fees		55,420
Advertising		149,935
Professional services		16,316
Software and related expenses		55,469
Miscellaneous expenses		26,510
Amortization of capitalized software costs		159,028
Total operating expenses		986,379
Operating loss		(837,511)
Other income:		
Interest income		21,131
Other income		33
Total other income		21,164
Net loss		(816,347)
Members' equity, beginning of year		1,356,295
Members' equity, end of year	$	539,948